SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 17 July, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                        Bank of Ireland Group

         Interim Management Statement and Governor's comments

                  at Annual General Court 17th July 2007



Bank of Ireland is issuing the following Interim Management Statement to coincide with its Annual General Court which is taking place today, 17th July, at 10am at the O'Reilly Hall, U.C.D., Belfield, Dublin 4.


Interim Management Statement - Governor's comments at the 2007 Annual General
Court:


Bank of Ireland continued to generate good volume and earnings growth in the first quarter of this financial year in a continuing positive economic climate. In Ireland, employment, retail sales and industrial production remain robust and strong domestic demand continues to underpin economic growth. In the UK, economic growth continues to be solid, underpinned by firm consumer spending. As previously guided, rising interest rates in both these markets have reduced the rate of volume growth compared with last year. Asset quality across the Group remains strong. During the quarter we continued to actively manage our capital in support of the growth in our business and our capital position remains strong.


In our Preliminary Results announcement on 31st May 2007 we guided low double digit underlying EPS growth to March 2008 from a base of 144.6 cent in March 2007. Taking into account our business performance in the first quarter of our financial year we remain comfortable with this guidance.


In further comment at the Annual General Court on the Group's performance for the year to 31st March 2007 the Governor, Richard Burrows, said:


Strong organic growth is the main feature of our results for the year to 31st March 2007. Underlying profit before tax and earnings per share both increased by 22%. Total dividend is proposed to increase by 15%. One of the most satisfactory aspects of this performance is that the growth was achieved across the Group through excellent performances in all of our business Divisions.



The Court


There have been a number of changes to the composition of the Court in the past year. George Magan was appointed Deputy Governor and Caroline Marland as Senior Independent Director in October 2006 following the resignation of Denis O'Brien from the Court.


Richie Boucher, Des Crowley, Denis Donovan and Dennis Holt were co-opted to the Court with effect from 6th October 2006 and go forward for election today.


Caroline Marland and Tom Moran, retire from the Court at the end of this meeting having each served two terms as non-executive directors. On your behalf I thank Caroline, Denis O'Brien and Tom for their commitment to the work of the Court.


In the context of these departures from the Court the Directors propose three new candidates for election today, Rose Hynes, Jerome Kennedy and Heather Ann McSharry.


In addition, Brian Goggin, Paul Haran and Terry Neill offer themselves for re-election today under the Bank's Bye-Laws requiring each Director to be subject to re-election at intervals of no more than three years.


I thank my fellow Directors for their support during the past year.



Forward-looking statement

This statement contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's ("the Group") plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.



Ends.

Contacts:
Geraldine Deighan, Head of Investor Relations +353 1 6043501
Dan Loughrey, Head of Corporate Communications +353 1 6043833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 17 July, 2007